QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

NORANDA INC.

QUARTERLY FINANCIAL STATEMENTS

MARCH 31, 2005

NORANDA INC.

CONSOLIDATED RESULTS

(US$ millions, unaudited)

	Three months ended March 31
	2005	2004
Revenues	$1,976	$1,653
Operating expenses
Cost of operations	628	464
Purchased raw materials	775	711
Depreciation, amortization and accretion	118	117

	1,521	1,292

Income generated by operating assets	455	361
Interest expense, net	32	29
Corporate and general administration	17	13
Research, development and exploration	12	7
Minority interest in earnings of subsidiaries	94	79

Income before undernoted	300	233
Other expense (income)	1	(5)
Tax expense	123	86

Net Income	$176	$152
Dividends on preferred shares	3	4

Net Income attributable to common shares	$173	$148

Basic earnings per common share	$0.58	$0.50

Diluted earnings per common share	$0.57	$0.49

Basic weighted average number of shares — 000s	296,856	295,595
Diluted weighted average number of shares — 000s	304,815	303,524

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Mar. 31, 2005	Dec. 31, 2004
Assets
Current assets
Cash and cash equivalents	$1,000	$884
Accounts receivable	957	948
Metals and other inventories	1,471	1,436

	3,428	3,268
Operating capital assets	4,892	4,870
Development projects	1,134	1,166
Investments and other assets	328	324

	$9,782	$9,628

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,242	$1,265
Debt due within one year	591	570

	1,833	1,835
Long-term debt	2,574	2,736
Preferred share liabilities	121	122
Future income taxes	371	304
Asset retirement obligation, pension and other provisions	600	595
Stockholders' interests:
Interests of other shareholders	1,296	1,197
Shareholders' equity	2,987	2,839

	$9,782	$9,628

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ millions, unaudited)

	Three months ended March 31
	2005	2004
Cash realized from (used for):
Operations
Net income	$176	$152
Charges (credits) not affecting cash:
Depreciation and amortization	125	106
Future taxes	75	43
Minority interest	94	79
Foreign exchange, and other	(19)	(32)

	451	348
Net change in accounts receivable, inventories and payables	(66)	(88)

Cash from operations	385	260

Investment activities
Capital investments	(110)	(124)
Investments and advances	(3)	10
Proceeds on dispositions	3	2

Cash used in investment activities	(110)	(112)

Financing activities
Long-term debt, including current portion
Issued	13	28
Repaid	(154)	(44)
Issue of shares — common	8	13
Dividends paid	(33)	(30)
Issue of shares — minority shareholders	16	11
Dividends paid to minority shareholders	(9)	(8)

	(159)	(30)

Increase in cash and cash equivalents	116	118
Cash and cash equivalents, beginning of period	884	501

Cash and cash equivalents, end of period	$1,000	$619

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

		First Quarter
	100% basis, except as noted
		2005	2004
Metal Sales (tonnes, except as noted)
Copper
Copper business
CCR		69,052	84,986
Kidd Creek		23,360	10,272
Horne — (concentrates)		—	17,605
Antamina — (concentrates)	(33.75%)	30,020	11,609
Collahuasi — (concentrates)	(44%)	35,976	11,957
Collahuasi	(44%)	6,686	5,914
Lomas Bayas		17,505	15,935
Alnorte — (anodes)		31,198	55,097

		213,797	213,375
Nikkelverk		15,477	13,197

		229,274	226,572

Zinc
Copper business
Kidd Creek		40,932	26,525
Antamina — (concentrates)	(33.75%)	15,150	14,219

		56,082	40,744
Zinc business
Brunswick/Matagami — (concentrates)		60,129	74,134

		116,211	114,878

Nickel		21,266	18,118
Ferronickel		6,515	6,777
Aluminum
Primary Aluminum — shipments		61,810	60,745
Norandal — shipments		45,614	42,388
Lead		21,723	21,211
Gold — 000 ounces		184	236
Silver — 000 ounces
CCR		8,314	9,326
Kidd Creek		1,483	1,004
Antamina	(33.75%)	380	423

		10,177	10,753

Average Realized Prices — (US$ per pound, except as noted)
Copper		1.54	1.17
Nickel		7.03	6.88
Ferronickel		6.70	6.80
Zinc		0.63	0.52
Aluminum		0.92	0.79
Lead		0.49	0.41
Gold — (US$ per ounce)		434.59	403.55
Silver — (US$ per ounce)		7.17	6.33
Exchange Rate (US$1 = Cdn$1)		0.82	0.76

NORANDA INC.

PRODUCTION VOLUMES

		First Quarter
	100% basis, except as noted
		2005	2004
Mine Production (tonnes, except as noted)
Copper
Copper business
Kidd Creek		11,155	9,296
Antamina	(33.75%)	31,030	25,557
Collahuasi	(44%)	46,974	35,369
Lomas Bayas		16,323	15,728

		105,482	85,950
Matagami		—	1,856
Brunswick		1,272	1,842
INO		8,561	5,585
Other		3,321	4,430

		118,636	99,663

Zinc
Zinc business
Brunswick		67,067	73,580
Matagami		—	26,674

		67,067	100,254
Kidd Creek		27,426	20,792
Antamina	(33.75%)	20,172	22,469
Other		2,588	1,544

		117,253	145,059

Nickel		14,050	11,161
Ferronickel		6,474	7,999
Lead		18,893	20,287
Silver — 000 ounces
Copper business
Kidd Creek		827	1,194
Antamina	(33.75%)	922	653

		1,749	1,847
Brunswick		1,486	1,602
Matagami		—	114
Other		66	50

		3,301	3,613

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		66,989	78,160
Kidd Creek		31,460	33,722
Collahuasi	(44%)	6,813	6,152
Lomas Bayas		16,323	15,728

		121,585	133,762
Nikkelverk		8,952	9,746

		130,537	143,508

Copper anodes
Horne		33,062	43,234
Kidd Creek		34,444	33,500
Altonorte		58,105	63,850

		125,611	140,584

Refined zinc
Kidd Creek		37,965	28,458
Refined nickel
Nikkelverk		21,456	18,859
Falcondo		6,474	7,999

		27,930	26,858

Primary aluminum		61,373	61,220
Fabricated Aluminum		45,614	42,388
Refined lead		21,594	25,148
Refined gold — 000 ounces		213	269
Refined silver — 000 ounces		8,210	10,123

NORANDA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except as otherwise indicated)
(Unaudited)

1.     ACCOUNTING POLICIES

  These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in the Company's 2004 annual consolidated financial statements except as discussed in Note 2 below. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2004 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

  Effective January 1, 2005, Noranda adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations for presentation of convertible debentures and preferred shares (CICA 3860) and variable interest entities (AcG -15).

  a)
  Convertible Debentures

  The principal amount of Noranda's outstanding convertible debentures of Cdn$150 due on April 30, 2007 was previously classified as an equity instrument due to the Company's ability to settle principal payment by issuance of its shares. In accordance with amended standard under CICA 3860, Noranda has presented the liability component of its convertible debentures as long term debt and the equity component as contributed surplus. The liability represents the present value of the principal payment of the debentures and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debentures over time are recorded as interest expense in the consolidated statement of earnings.

  The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $43, increase liability component of convertible debentures by $98, decrease equity by $46 and decrease cumulative translation adjustment by $9. Adoption of the new standard reduced earnings by $1 and $1 for the three months ended March 31, 2005 and March 31, 2004 respectively.

  b)
  Preferred Shares Series H

  Noranda has $Cdn150 of cumulative preferred shares, series H, which provide the holders with an entitlement to convert the shares to Noranda common shares after a specified date and were previously reported as equity instruments in accordance with its legal form. As a result of the new accounting recommendations under CICA 3860 on presentation of financial instruments, the preferred shares have been reclassified as liabilities because their conversion feature represents a fixed obligation to Noranda. The dividends paid are reported as interest expense in the consolidated statement of earnings.

  The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $14, increase liabilities by $122, decrease equity by $99 and decrease cumulative translation adjustment by $9. Adoption of the new standard reduced earnings by $1 for the three months ended March 31, 2005 (2004 — nil).

  c)
  Variable Interest Entities ("VIEs")

  Effective January 1, 2005, Noranda adopted the recommendations of AcG-15 which details the requirements on the consolidation of VIEs. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities without additional subordinated financial support from other parties. AcG-15 requires Noranda to consolidate VIEs if the investment it holds in these entities and/or the relationship it has with them result in it being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

  As a result of the new standard, Noranda has consolidated a customer securitization vehicle, which has purchased trade accounts receivable from Noranda. The cumulative impact of the consolidation of the vehicle on January 1, 2005 was to increase current assets by $17 and increase current liabilities by $17 with no impact on opening retained earnings. The impact of the adopting AcG-15 on the balance sheet as at March 31, 2005 and consolidated statement of earnings for the quarter ended March 31, 2005 is nominal and no new significant VIEs were identified during the quarter.

3.     STOCK-BASED COMPENSATION

  During the first quarter, the Company granted 841,200 stock options at a price of CDN$21.66 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 8-year term, 25% volatility, a weighted-average expected dividend of 2.23% annually and an interest rate of 4.15%, and is being charged against net income over its vesting period.

  Corporate and general administration, for the three months ended March 31, 2005, include compensation costs of $1 (2004 — $1), relating to outstanding options.

4.     EXCHANGE GAINS AND LOSSES ON HEDGES OF FOREIGN-DENOMINATED EXPOSURES

  The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of Noranda's assets are also denominated in their local currency and exposed to exchange volatility. Noranda hedges its Canadian dollar costs using foreign currency exchange contracts.).

  Noranda's operating costs for the three months ended March 31, 2005 include realized exchange gains from the settlement of various cost hedge contracts of $ 20 (2004 — $25).

  Hedges of other foreign currency denominated monetary assets and liabilities, generated a gain of $1 for the three ended March 31, 2005 (2004 — $5).

5.     CAPITALIZED INTEREST

  During the three months ended March 31, 2005, Noranda capitalized $9 of interest costs associated with projects under development (2004 — $10).

6.     SHAREHOLDERS' EQUITY

        NORANDA INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ US millions)

	March 31, 2005		December 31, 2004
	Shares (000)	Amount	Shares (000)	Amount
Share capital
Authorized — an unlimited number of Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of year	296,970	$2,107	295,228	$2,084
Issued on exercise of stock options	502	8	1,704	22
Issued under dividend re-investment	16	—	38	1

Balance, end of period	297,488	$2,115	296,970	$2,107

Preferred Shares, Series F Balance beginning of year and end of period	3,246	59	3,246	59

Preferred Shares, Series G Balance beginning of year and end of period	8,754	137	8,754	137

Contributed Surplus
Equity component of the convertible debentures		42		42
Stock option valuation		4		3

Balance end of period		46		45

Basic weighted average number of shares — 000's		296,856		296,246

Diluted weighted average number of shares — 000's		304,815		304,122

Retained earnings (deficit):
Balance beginning of year, as previously reported		$288		$(130)
Change in accounting policy:
Reclassification of convertible debenture and preferred shares series H (Note 2)		(57)		(38)

As restated		$231		$(168)
Net income		176		521
Dividends: Common		(29)		(110)
Preferred		(3)		(12)

Balance end of period		375		231

Currency translation and other at end of period		255		260

Total shareholders' equity		$2,987		$2,839

7.     SEGMENTED INFORMATION

  Noranda has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

	Three Months ended March 31, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$980	$538	$119	$297	$42	$1,976

Operating expenses
Cost of operations	254	173	50	139	12	628
Purchase of raw materials	440	142	54	111	28	775
Depreciation, amortization and accretion	55	20	9	12	13	118

	$749	$344	$113	$262	$53	$1,521

Income (loss) generated by operating assets	$231	$194	6	$35	$(11)	$455

Interest expense, net						(32)
Corporate and general administration						(17)
Research, development and exploration						(12)
Minority interest in earnings of subsidiaries						(94)

Income before undernoted						$300
Tax expense						(123)
Other expense						(1)

Net income						$176

Total assets, excluding cash and short-term investments	$4,550	$2,047	$394	$1,008	$783	$8,782

Capital investments	$48	$48	$1	$7	$6	$110

	Three Months ended March 31, 2004 (Note 2)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$844	$481	$85	$204	$39	$1,653

Operating expenses
Cost of operations	195	140	34	109	(8)	464
Purchase of raw materials	462	122	31	70	20	711
Depreciation, amortization and accretion	48	32	18	9	10	117

	$705	$294	$83	$188	$22	$1,292

Income generated by operating assets	$139	$187	2	$16	$17	$361

Interest expense, net						(29)
Corporate and general administration						(13)
Research, development and exploration						(7)
Minority interest in earnings of subsidiaries						(79)

Income before undernoted						$233
Tax expense						(86)
Other expense						5

Net income						$152

Total assets, excluding cash and short-term investments	$4,241	$1,763	$436	$838	$754	$8,032

Capital investments	$74	$34	$1	$6	$9	$124

8.     POST-EMPLOYMENT BENEFITS

  Post-employment benefit expenses for the three months ended March 31, 2005 and 2004 are summarized as follows:

	Three Months
Period Ending March 31,	2005	2004
Defined benefit plans	$13	$12
Defined contribution plans	2	2
Other benefits plans	7	7

	$22	$21

9.     SUBSEQUENT EVENTS

  On April 26, 2005, Noranda has increased the maximum number of common shares issuable under the Stock Option Plan by 5 million.

  On April 28, 2005, Noranda repurchased 63.4 million of the Noranda common shares in exchange for 50 million of three new series of preference shares of Noranda with an aggregate stated capital of $1,250. In accordance with the amended CICA 3860, these preferred shares will be accounted for as liabilities.

  On May 6, 2005, Noranda announced the results of its previously announced merger offer dated March 9, 2005 to Falconbridge Limited ("Falconbridge") minority common shareholders whereby the Company offered to exchange 1.77 Noranda common shares for each outstanding Falconbridge common share that the Company currently does not own. 58.5 million Falconbridge common shares, representing 78% of the shares held by the minority shareholders, were validly deposited under the offer. Noranda has proceeded to take up all shares validly deposited, and will issue payment for these shares on or before May 11, 2005, increasing its ownership to 91% of the outstanding Falconbridge common shares. The Company intends to proceed to acquire any remaining Falconbridge common shares not tendered to the merger.

10.   COMPARATIVE FIGURES

  The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated statements.

QuickLinks

  Exhibit 99.1
NORANDA INC. CONSOLIDATED RESULTS (US$ millions, unaudited)
NORANDA INC. CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ millions, unaudited)
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. PRODUCTION VOLUMES